PRIORITY VENTURES LTD.
710 Back Road Courtenay, B.C. V9N 3X2
Tel: (250) 897-0484 Fax: (250) 897-0483
http://www.priority-pvs.com

News Release
January 24, 2002
Release 02-01
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

Flow-Through Private Placement

Priority Ventures Ltd. is pleased to announce a 2,000,000 unit flow-through private placement. A unit will be priced at $0.75 and will consist of one flow-through share and a flow-through share purchase warrant exercisable at a price of $1.05. The hold period for the flow-through shares and expiry of the share purchase warrant will be five months starting from the issuance date of the securities from Treasury. Priority will pay a commission of 7.5% on a portion of the funds raised. The funds from the private placement will be utilized to further advance the Company's main energy projects with emphasis on Vancouver Island.

Vancouver Island Energy Project

The Regional District representatives and the Land Reserve Commission have both given their support for Priority's special land use application. Priority is required to receive permission from both of the above regulatory bodies before a well authorization can be granted for drilling on agricultural reserve land. Today in Courtenay, Priority will be meeting with representatives from the Oil and Gas Commission and Ministry of Energy and Mines. The meeting will provide an opportunity for Priority to communicate its concerns and propose recommendations to people who are responsible for implementation of oil and gas policy.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

Neil Swift

NEIL SWIFT
President

dlw 2/19

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."